SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 14 March 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





March 14, 2005

                  BP DETAILS 2005 FINANCIAL REPORTING CHANGES

BP today detailed the changes it is making to its external financial reporting for 2005, and the impacts these are expected to have on its reported results.

As previously indicated in its strategy update in February this year, in 2005 BP is moving from reporting under UK Generally Accepted Accounting Principles (UK
GAAP) to the new International Financial Reporting Standards (IFRS) and, as a consequence, will also discontinue supplemental disclosure of results on a pro forma basis. The company is also reorganising how it reports its businesses, primarily as a result of its plans to divest its olefins and derivatives business.

While some of these reporting changes will impact BP's reported earnings and capital employed, they will have no impact on the economic value or the underlying cash flow generated by the company. There will be no impact on the cash available for investment or for distribution to shareholders and there will be no changes in BP's strategy and targets.

Full details of the reporting changes and their impacts on BP's reporting will be given in a presentation hosted by Byron Grote, BP's chief financial officer, to be webcast today, accessible at www.bp.com/webcast .

The 2005 reporting changes fall into three main areas:

  - Re-segmentation: In preparation for the sale of its olefins and derivatives (O&D) business, BP has divided reporting of its petrochemicals operations between its refining and marketing segment and 'other businesses and corporate' (OB&C). These changes have no impact on BP's overall reported earnings and capital employed. Five years of historical data, for 2000 to 2004, re-stated on this new re-segmented basis, are being made available on BP's website.


  - International Financial Reporting Standards: As for all UK-listed companies, IFRS is replacing UK GAAP as BP's primary reporting framework for 2005. BP is also providing comparative data for 2003 and 2004 on an IFRS basis.

Restated 2004 earnings under IFRS are $15.4 billion on a replacement cost basis (excluding inventory holding gains and losses) and $17.1 billion on an historical cost basis (including inventory holding gains and losses). In each case these earnings are $1.3 billion higher than under UK GAAP, principally due to the absence of the amortisation of goodwill under IFRS.

Under IFRS, 2004 year-end capital employed is essentially the same as under UK GAAP at $101 billion.

IFRS also expands mark-to-market reporting, potentially making future reported earnings more volatile. The main impact of this relates to long-term UK North Sea gas contracts that are priced relative to oil and electricity, rather than gas indices, and contracts for the sale of natural gas liquids. BP will disclose mark-to-market gains and losses on such contracts as a Non-Operating Item in our quarterly Stock Exchange Announcements.

  - Pro forma reporting: BP introduced supplemental disclosure of pro forma results in 2000, reporting results before acquisition amortisation for the ARCO and Burmah Castrol acquisitions which was required under UK GAAP, to allow better comparison to other oil companies who reported comparable combinations under 'pooling of interest' or 'merger' accounting under US or French GAAP.

US GAAP, and now IFRS, have since prohibited pooling of interest accounting and also eliminated goodwill amortisation on previous transactions such as the ARCO and Burmah Castrol acquisitions, providing a clearer and more comparable presentation of underlying business results.

As the IFRS income statement is now aligned more closely with the supplemental pro forma disclosure, BP has decided, as announced at the February 2005 strategy update, that pro forma reporting is no longer necessary and has therefore chosen to discontinue it to simplify its financial reporting.

Due to the inclusion of goodwill on the balance sheet, capital employed under IFRS is $11.6 billion higher than on a pro forma basis, reducing BP's gearing - the ratio of net debt to net debt plus equity - by some 3 per cent at year-end 2004.

BP is therefore reducing its target gearing band - a key element of the company's financial framework - from 25-35 per cent to 20-30 per cent to maintain the economic substance of the financial framework. BP expects to continue operating in the lower half of the band in the current price environment.

Further details of all these changes will be available on BP's website following today's presentation, including comparative data for 2003 and each quarter of 2004 and spreadsheets to assist investors in the updating of their financial models. The presentation takes place at 14.00 GMT and can be accessed at www.bp.com/webcast .





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  14 March 2005                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary